UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
25 April 2025
Commission File Number 333-234096

Sibanye Stillwater Limited
(Translation of registrant’s name into English)

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Bridgeview House, Ground Floor
Weltevreden Park, 1709
South Africa
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Explanatory Note
This Form 6-K includes the exhibits that are filed herewith in order to be incorporated by reference into Sibanye Stillwater Limited’s annual report on Form 20-F for the year ended 31 December 2024.

Exhibit No.	Description
4.1
Revolving Credit Facility Agreement between Sibanye-Stillwater, the subsidiaries of Sibanye-Stillwater listed in schedule 1 as original borrowers, the subsidiaries of Sibanye-Stillwater listed in Schedule 1 as original guarantors,
Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division, ABSA Bank Limited
(acting through its Corporate and Investment Banking Division), FirstRand Bank Limited (acting through its Rand
Merchant Bank Division), Absa Bank Limited (acting through its Corporate and Investment Banking Division), The
Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division), and the
financial institutions listed in part 2 of schedule 1 as lenders, dated 14 August 2024

4.2
Accordion Increase Confirmation from The Bank of China Limited (Johannesburg Branch), as the accordion increase lender to Sibanye-Stillwater, and Nedbank Limited (acting through its Nedbank Corporate and Investment
Banking division), dated 6 December 2024

4.4
Amended and Restated Revolving Facility Agreement between Sibanye-Stillwater, the subsidiaries of Sibanye-
Stillwater listed in part 1 of schedule 1 as original borrowers, the subsidiaries of Sibanye-Stillwater listed in part 2 of schedule 1 as original guarantors, Citibank, N.A., London Branch and Royal Bank of Canada as co-ordinators and mandated lead arrangers, the financial institutions listed in part 3 of schedule 1 as lenders, Absa Bank Limited
(acting through its corporate and investment banking division) as agent and Citibank, N.A., London Branch as sustainability coordinator, dated 26 July 2024

4.6
EUR100 million facility agreement between Keliber Technology Oy, as borrower, Sibanye-Stillwater, as parent, the companies listed in Part I of Schedule I, as original guarantors, Bank of America Europe Designated Activity
Company and Natixis, as co-ordinators, the Financial Institutions listed in Part 2 of Schedule, as lenders, Natixis, as agent, and Bank of America Europe Designated Activity Company as green loan coordinator, dated 20 August 2024

4.7
EUR250 million facility agreement between Keliber Technology Oy, as borrower, Sibanye-Stillwater, as parent, the companies listed in Part I of Schedule I, as original guarantors, Bank of America Europe Designated Activity
Company and Natixis, as co-ordinators, the Financial Institutions listed in Part 2 of Schedule, as lenders, Natixis, as agent, and Bank of America Europe Designated Activity Company as green loan coordinator, dated 20 August 2024

4.8
EUR150 million facility agreement between the European Investment Bank, Keliber Technology Oy, as borrower,
Sibanye-Stillwater, as parent, and  the companies listed in Schedule I, as original guarantors, dated 20 August 2024

4.9†
Purchase and sale agreement (Gold and Platinum) among Franco-Nevada (Barbados) Corporation, Sibanye-
Stillwater, Western Platinum Proprietary Limited, Eastern Platinum Proprietary Limited, Sibanye Rustenburg
Platinum Mines Proprietary Limited, Kroondal Operations Proprietary Limited, Sibanye Platinum Proprietary
Limited, Sibanye Platinum Bermuda Proprietary Limited and Rustenburg Eastern Operations Proprietary Limited,
dated 18 December 2024†

† Confidential treatment has been requested over certain parts of this exhibit. Portions of this exhibit have been redacted in compliance with Item 601(a)(6) and Item 601(b)(10) of Regulation S-K. Schedules have been omitted pursuant to Item
601(a)(5) of Regulation S-K. The Company hereby undertakes to supplementally furnish copies of any omitted schedules to the SEC upon request.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Stillwater Limited

Date: 25 April 2025	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer